Exhibit 99.4


                       [LETTERHEAD OF RP FINANCIAL, LC.]


                                  March 4, 2005



Board of Directors
Colonial Bankshares, MHC
Colonial Bankshares, Inc.
Colonial Bank, FSB
85 West Broad Street
Bridgeton, New Jersey  08302-2420

Re:      Stock Issuance Plan Subscription Rights
         Colonial Bank, FSB

Members of the Boards:

         All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Stock Issuance Plan adopted by the Board of Directors of Colonial Bankshares, MHC (the "MHC"), Colonial Bankshares, Inc. (the "Company"), and Colonial Bank, FSB (the "Bank"). Pursuant to the Plan, the Company will sell a minority interest in its common stock to the public while the MHC will retain a majority ownership interest.

         We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) the Tax-Qualified Employee Stock Benefit Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members. If the above persons do not subscribe for all of the shares offered, the Company will offer the remaining shares to the general public.

         Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community offering, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

          (1) the subscription rights will have no ascertainable market value; and,

          (2) the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

         Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Company's value alone. Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

                                           Sincerely,

                                           /s/ RP Financial, LC.

                                           RP(R)FINANCIAL, LC.